U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
|X|  Form 10-K and Form 10-KSB             |_|  Form 20-F
|_|  Form 10-Q and Form 10QSB              |_|  Form N-SAR
|_|  Form 11-K

For Period Ended:       December 31, 2007
                  ----------------------------------------------------------


|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:
                                 ------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:     Jade Mountain Corporation
                         -----------------------------------------------

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
City, State and Zip Code:

11 Youquan Road, Zhanqian Street, Jinzhou District
Dalian, China 116100

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

(Check box if appropriate)          |X|

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-36
(c) has been attached if applicable.

Part III - Narrative

The Company's EDGAR filing service mistakenly filed an incomplete proof of the Company's Annual Report on Form 10-K ("10-K") on March 31, 2008 at 18:05. The Company is filing this notice simultaneously with the filing of Amendment No. 1 to the Annual Report on Form 10-K, which is filed to correct our prior filing of the 10-K.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:


            Bruce Richardson                 011 86 411 8766 1233
           -----------------     -----------------------------------------------
                 (Name)                 (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

|X| Yes |_| No

         (3) is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_| Yes |X| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Jade Mountain Corporation
             -------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   4/01/08


By: /s/Bruce Richardson


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).